December 4, 2024

Chao Gao
Chief Executive Officer
Scage Future
2F, Building 6, No. 6 Fengxin Road
Yuhuatai District, Nanjing City
Jiangsu Province, 210012
People   s Republic of China

Chao Gao
Chief Executive Officer
Scage International Ltd
2F, Building 6, No. 6 Fengxin Road
Yuhuatai District, Nanjing City
Jiangsu Province, 210012
People   s Republic of China

       Re: Scage Future
           Amendment No. 4 to Registration Statement on Form F-4
           Filed November 20, 2024
           File No. 333-281332
Dear Chao Gao and Chao Gao:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 12, 2024 letter.
 December 4, 2024
Page 2

Amendment No. 4 to Registration Statement on Form F-4 filed November 20, 2024 Questions and Answers About the Business Combination and the Extraordinary General
Meeting
Dilution, page xxi

1. We have reviewed your disclosures made in response to comment 1. Please address the following:

             See the table on page xxi. Refer to the computation of Total Finnovate's shares outstanding as of June 30, 2024. Please revise the line items Finnovate public shares and Founder Shares in the table to present the actual number of shares outstanding of 2,248,506 and 6,711,006, respectively, as of June 30, 2024. We note you have adjusted the actual Finnovate public shares to account for the
           November 2024 redemption of 1,383,214 shares, equating to 865,292 shares outstanding in the first column of no redemptions, and subsequently adjusted for in the 25%, 50%, 75% and Maximum Redemption columns. However, the November 2024 redemption of 1,383,214 shares should be reflected as an
           adjustment to arrive at the 5,327,792 fully diluted shares outstanding as of June
           30, 2024, as adjusted, and to the various the redemption scenarios accordingly.

             Refer to the line item, Adjusted for: Trust account balance as of November 4,
           2024. In a separate footnote, disclose when in November 2024 the redemption of
           1,383,214 Public Shares occurred, along with the aggregate redemption amount, and whether the redemption was in connection with approval by the
           Finnovate Shareholders of the Third Extension Amendment extending the business combination date to May 8, 2025.

             Refer to the line item, Net tangible book value per share as of June 30, 2024. This amount should represent the net tangible book value on an actual basis prior to any adjustments. You may then separately present an adjustment to give effect to the material probable or consummated transactions such as the November 2024 redemption of shares.
Nasdaq may delist Finnovate's securities from trading on its exchange prior to the Business
Combination..., page 72

2.     We note that you removed the risk factor that you will be subject to immediate
       delisting under Nasdaq Rule 5815. Please revise to clearly state (i) that your deadline of November 4, 2024 under Rule 5815 has passed, (ii) if the November 8, 2024 Notice
       Letter also related to your failure to meet the requirements set forth in Nasdaq Rule
       IM 5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of your IPO registration statement or if you have received an additional delisting determination letter from Nasdaq and (iii) that Nasdaq may only
       reverse the determination to delist Finnovate   s securities if it finds
that it made a
       factual error when applying the new framework, including Nasdaq Rule IM 5101-
       2(b).
 December 4, 2024
Page 3

3. We note your revised disclosure that you have received a written notice from Nasdaq that you have been delisted and suspended from trading beginning on November 12,
       2024 due to failure to comply with the terms of the Nasdaq Hearing Panel s July 3,
       2024 decision. We also note that    Nasdaq will complete the delisting
 after the
       applicable Nasdaq review and appeal periods have lapsed    and that you
are    working
       to satisfy or waive applicable closing conditions to complete the
Business
       Combination before the expiration of such appeals period and to effect trading of
       PubCo on Nasdaq as soon as practicable.    Please revise to provide a
detailed
       description of the appeals process and timeline.
Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2024, page
215

4. Refer to the mezzanine line item Class A ordinary shares subject to possible redemption, and clarify within the description that there are 2,248,506 shares outstanding at June 30, 2024, rather than 865,292 shares. Also refer to the shareholders' (deficit)/equity line item of Class B Ordinary Shares and related amount of $446 shown in the historical column for Finnovate. This historical amount and the related transaction adjustment (4) should instead be placed at the line item for
       Finnovate's Class A Ordinary Shares.
Exhibits

5. Please revise your exhibit index to remove the reference to "Form of opinion" with respect to Exhibit 8.1. In addition, please file a final tax opinion, as the opinion currently filed as Exhibit 8.1 is undated.
       Please contact Beverly Singleton at 202-551-3328 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Evan Ewing at 202-551-5920 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   Ke (Ronnie) Li